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Western Wind Energy Corp.
632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: (604) 781-4192 Facsimile: (604) 939-1292 www.westernwindenergy.com

N E W S   R E L E A S E

May 30, 2005

Toronto Stock Exchange (Venture) Symbol: "WND" Issued and Outstanding: 15,915,083

The board of directors of the Company has approved the payment of a bonus of $175,000 to each of Paul Woodhouse and Darlene Gillis, two directors of Eastern Wind Inc., the Company's wholly owned New Brunswick subsidiary. Subject to regulatory and shareholder approval, the Company intends to pay the bonus by issuing 106,710 shares at a deemed price of $1.64 to each of Mr. Woodhouse and Ms. Gillis.

The board of directors of the Company, on the recommendation of the its recently constituted compensation committee, has also approved the payment of a bonus of $700,000 to Jeffrey J. Ciachurski, the Company's Chief Executive Officer, and a bonus of $300,00 to J. Michael Boyd, a director of the Company and the President of Verde Resources Corporation, the Company's wholly owned Arizona subsidiary. Subject to regulatory and disinterested shareholder approval, the Company intends to pay the bonus by issuing 426,830 shares at a deemed price of $1.64 to Mr. Ciachurski and 182,930 shares at a deemed price of $1.64 to Mr. Boyd. The shares issued to Messrs. Ciachurski and Boyd will be escrowed and released over three years.

The Company will seek disinterested shareholder approval of the bonuses at the shareholders meeting scheduled for July 22, 2005.

During the past year, the Company has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

                ON BEHALF OF THE BOARD OF DIRECTORS

               "Jeffrey J. Ciachurski"

                Jeffrey J. Ciachurski

                President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.